FLEETBOSTON ROBERTSON STEPHENS INC.
                               100 Federal Street
                           Boston, Massachusetts 02110

                               FLEET NATIONAL BANK
                               100 Federal Street
                           Boston, Massachusetts 02110

                                                July 7, 2000

Parthenon Investors L.P.
200 State Street
Boston, MA 02109
Attention:  Ernest K. Jacquet, Managing Partner
            Samantha Trotman, Partner

Wilmar Industries, Inc.
303 Harper Drive
Moorestown, NJ 08057
Attention:  William Sanford

Ladies and Gentlemen:

         We are pleased to inform you of the commitment, subject to the terms and conditions of this letter, of Fleet National Bank (individually, the "Bank" and in its capacity as Agent described below, the "Agent") to provide senior bank financing of up to $300,000,000 (the "Financing") to Wilmar Industries, Inc. (the "Borrower") which, you have told us, and we have assumed for purposes of this Commitment Letter, together with $90,000,000 of Subordinated Debt (as defined below), $95,000,000 of equity investments in the Borrower by the Investor Group (as defined below), $1,900,000 in rollover equity of existing shareholders of Target (as defined below) and $4,300,000 of available cash at Target, will be utilized by the Borrower in connection with (x) the formation by the Borrower of an entity ("Newco") for the purpose of acquiring (and cashing out or repaying), by way of merger with Barnett Inc., approximately 16.3 million shares of publicly held common stock, warrants and options of Barnett Inc. ("Target") for approximately $214,000,000 (excluding transaction costs of approximately $25,200,000), (y) the refinancing of approximately $169,000,000 of indebtedness previously incurred by the Borrower (including all of the indebtedness of the Borrower under its existing senior credit facility and its existing $40,000,000 15% senior subordinated notes due 2008) and all indebtedness of Target (in an approximate amount of $33,000,000), and (z) the general corporate and working capital purposes of the Borrower and its Subsidiaries (including Target), including to pay the approximately $25,200,000 in transaction costs relating to the merger transactions described herein (including approximately $6,200,000 in stay bonuses). In addition to the other terms and conditions of this letter, the Bank's willingness to provide the Financing, and FleetBoston Robertson Stephens Inc.'s willingness to arrange the Financing (in such capacity, the "Arranger"), is conditioned upon the following matters:

     (a) The Borrower shall have formed Newco, and Parthenon Investors L.P. ("Parthenon"), together with certain other investors to be arranged by Parthenon and which are reasonably acceptable to the Agent and the Arranger (Parthenon and such investors, the "Investor Group") shall have invested a minimum of $95,000,000 in Newco through the Borrower (the "Investments"). All such Investments shall be on terms reasonably satisfactory in all respects to the Agent and the Arranger. Upon consummation of the Investments, the Investor Group shall continue to own at least the number of shares of issued and outstanding common stock of the Borrower necessary to give the Investor Group control of the voting interests in the Borrower.

     (b) Target shall have been merged with Newco, with Target being the surviving company of the merger, immediately prior to Closing and the funding of the Financing (the "Merger"). In connection with the Merger, the Agent shall have reviewed and approved the portion of any proxy statement that relates to the financial aspects of this transaction to be sent to the shareholders of Target, with such approval not to be unreasonably withheld or delayed.

     (c) The Borrower shall have received proceeds of subordinated debt from Fleet Corporate Finance, Inc. and other institutional investors in an aggregate amount of at least $90,000,000, the terms of which (including the warrant, dividend, redemption and subordination terms) shall be reasonably satisfactory in all respects to the Agent and the Arranger (the "Subordinated Debt").

          The Financing, the Investments, the Merger and the Subordinated Debt are referred to collectively herein as the "Merger Transactions". The Borrower and it's Subsidiaries (and, for all purposes of this Commitment Letter, from and after the Merger (and immediately prior to the Closing), Target) are referred to collectively herein as the "Borrower Affiliated Group".

     (d) The financial information delivered to the Agent, the Arranger and the Bank on or before the date of this Commitment Letter, including, without limitation, the pro-forma financial statements prepared as if the Merger Transactions had been effected, fairly presents in all material respects the business and financial condition and prospects of the respective businesses and assets owned and operated by the Borrower Affiliated Group (including Target and its subsidiaries) taken as a whole and the historic results and pro-forma projections of operations for the periods covered thereby, and that, in the Agent and Arranger's sole discretion, there has been no material adverse change in the business, operations, assets, condition (financial or otherwise) or prospects of the businesses and assets operated and owned by the Borrower Affiliated Group taken as a whole or Target and its subsidiaries taken as a whole since the date of the most recent financial information delivered to the Agent, the Arranger and the Bank on or before the date of this Commitment Letter. It is recognized by the Agent, the Arranger and the Bank that projections as to future results are not to be viewed as facts and that the actual results during the period or periods covered by the projections may differ from the projected results. In addition, no material information relevant to the Merger Transactions shall have become known to the Agent and the Arranger that the Agent and the Arranger in their sole discretion in good faith believe is inconsistent in a material and adverse manner with (x) any information relevant to the Merger Transactions disclosed to the Agent and the Arranger prior to the date of this Commitment Letter or (y) any information relevant to the Transactions obtained by the Agent or the Arranger during their due diligence investigation.

     (e) A loan agreement (the "Loan Agreement") and other loan and security documentation reasonably satisfactory to you, the Agent and the Bank and to each of such parties' counsel shall have been negotiated, executed and delivered. While this commitment letter sets forth the principal terms of the proposed Financing, you should understand that it does not purport to include all of the customary representations and warranties, conditions, covenants, events of default and other customary terms which will be included in the definitive documents for the Financing, all of which must be reasonably satisfactory in form and substance to the Agent and the Bank and our counsel, and to you and your counsel, prior to proceeding with the proposed Financing.

     (f) The Borrower Affiliated Group shall have received any and all regulatory approvals necessary in connection with the Merger Transactions and shall be in compliance in all material respects with all applicable laws, including, without limitation, all applicable federal, state and local environmental laws, securities laws, pension statutes, labor laws, margin stock rules and other laws applicable to the Borrower Affiliated Group. In addition, the Borrower Affiliated Group shall provide evidence to the Agent that it is qualified to conduct business in each jurisdiction in which it actually conducts business, except for such jurisdictions where the failure to be so qualified could not reasonably be expected to result in a material adverse effect on the business, operations, assets, or condition (financial or otherwise) of the businesses and assets operated and owned by the Borrower Affiliated Group taken as a whole.

     (g) The Agent and the Bank shall have received reasonably satisfactory evidence of appropriate corporate or other entity approval and, in connection with the Merger, shareholder approval, of all proposed transactions (including each of the Merger Transactions), as well as legal opinions (or reliance letters) of independent counsel (or, with respect to certain limited issues which may be agreed to by the Agent, in-house counsel of the Borrower; and including local real estate counsel, where applicable) to the Borrower Affiliated Group satisfactory to the Agent and the Bank in form and substance as to, among other things, the due authorization and enforceability of all loan, security, merger, subordinated debt and related documents, the perfection of the liens of the security documents, the absence of any violation of any federal, state or local law or regulation applicable to the Merger Transactions or any of the parties thereto, the absence of any conflicts with material agreements, the absence of any material adverse litigation and, unless independent counsel admitted in the State of New York provides an enforceability opinion, choice of law. The Agent and the Bank shall also have received copies of any and all fairness and legal opinions rendered in connection with any of the Merger Transactions and shall be entitled to rely upon each of such opinions (other than any fairness opinion).

     (h) All of the representations made by the Borrower Affiliated Group and all other factual information furnished by the Borrower Affiliated Group or Target to the Agent, the Arranger and the Bank shall be accurate in all material respects, and it is acknowledged that the Loan Agreement shall contain a representation and warranty, consistent with the Borrower's existing credit agreement, to the effect that all information which has been or will hereafter be made available to the Agent, the Arranger, the Bank and any other lender by the Borrower Affiliated Group or any of their respective representatives in connection with the Merger Transactions, taken as a whole and as supplemented from time to time prior to the Closing, is or will be when furnished complete and correct in all material respects and does not or will not when furnished contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made. It is recognized by the Agent, the Arranger and the Bank that projections, pro forma financial statements, financial models, and business plans, to the extent they project future results, are not to be viewed as facts and that the actual results during the period or periods covered by such documents may differ from the projected results.

     (i) No material changes in governmental regulation or policy adversely affecting the Agent, the Arranger or the Bank, and no material changes or disruptions in the syndication, financial or capital markets that, in each case, would be expected to materially impair the syndication of the Financing shall have occurred prior to the Closing.

     The principal terms and conditions of the financing will be as follows:

Facilities:


Facility 1:       A five-year secured revolving credit facility of up to
                  $50,000,000 (the "Revolving Credit Commitment"; and the loans made thereunder, the "Revolving Loans"). There will be a sublimit established for issuance of standby letters of credit under this facility in the amount of $20,000,000, the issuance of which will reduce the availability under the Revolving
                  Credit Commitment, and a sublimit established for swingline loans to be made by the Bank under this facility in the amount of $7,500,000, the making of which will reduce the availability under the Revolving Credit Commitment.

Facility 2:       A five-year secured term loan of $100,000,000 ("Term Loan A"), to be drawn in full at Closing.

Facility 3:       A seven-year secured term loan of $150,000,000 ("Term Loan
                  B"), to be drawn in full at Closing.

                  Facility 1, Facility 2 and Facility 3 will hereinafter be referred to collectively as the "Facilities". Term Loan A and Term Loan B will hereinafter be referred to collectively as the "Term Loans". The Revolving Loans and the Term Loans will hereinafter be referred to collectively as the "Loans".

Bank's
Commitment:       The Bank's commitment under the Facilities will be the entire aggregate principal amount of $300,000,000 (the "Bank's
                  Commitment"), provided that the Bank's Commitment will be reduced by the aggregate amount of commitments obtained from other financing institutions prior to the Closing or assigned by the Bank subsequent thereto (see the Section entitled
                  "Syndicated Bank Group" below).

Syndicated
Bank Group:       While the Bank shall not be obligated to do so, the Bank
                  intends to seek commitments, both before and after the Closing, from other financial institutions which (unless a default has occurred and is continuing under the Loan
                  Agreement) shall be reasonably acceptable to you (provided that your approval of such lending institutions shall not be unreasonably withheld or delayed) to be co-lenders under the Facilities (together with the Bank, the "Bank Group"), provided that the aggregate commitment amount of the Bank Group shall not exceed
                  $300,000,000 (the "Co-Lenders' Commitment"). The commitment of any additional lender must at all times be equal to at least
                  $2,500,000. In the event that additional co-lender(s) are obtained, the Bank will serve as the sole administrative agent for the Bank Group (as defined above, the "Agent").
                  FleetBoston Robertson Stephens Inc. will serve as the sole syndication agent and arranger for the co-lenders (as defined above, the "Arranger"). The commitment of the Bank to provide the full principal amount of the Facilities, upon and subject to the terms and conditions of this letter, is not subject in any respect to syndication of the Facilities, provided that the foregoing shall not limit in any respect the rights of the Agent and the Arranger to make changes to the terms of the Facilities, as more fully set forth in the next paragraph.

                  By your signature below, you agree to assist and cooperate with the Arranger in its syndication efforts, including, but not limited to, promptly preparing and providing material and information available to you reasonably deemed necessary by the Arranger to successfully complete and otherwise facilitate the syndication of the proposed Financing described herein with a group of lending institutions reasonably satisfactory to the Agent and the Arranger and, unless a default has occurred and is continuing under the Loan Agreement, to you (provided that your approval of such lending institutions shall not be unreasonably withheld or delayed). You agree that the Agent and the Arranger shall be entitled, after consultation with the Borrower and Parthenon, to change the structure, terms, pricing or amount of any portion of the Financing if the Agent or the Arranger determine that such changes are necessary to ensure a successful syndication or an optimal credit structure for the Financing, provided that (x) the aggregate commitment amount of $300,000,000 shall not be reduced, (y) the Revolving Credit Commitment shall not be reduced below $50,000,000 and (z) the fees and other amounts required to be paid under the Fee Letter remain unchanged. Without limiting the foregoing, you hereby agree (a) that the Arranger shall have the exclusive right to syndicate the proposed Financing contemplated by this commitment letter and manage, in consultation with the Borrower and Parthenon, all aspects of such syndication (including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the syndicate lenders and any titles to be given to any lender participating in the Facilities) and that you will assist the Arranger in contacting and soliciting potential co-lenders and will provide to the Arranger, at its reasonable request, financing and organizational information available to you as well as financial projections available to you needed for syndication purposes; (b) that the Arranger shall be expressly permitted to distribute any and all documents and information relating to the transactions contemplated hereby and received from you, your representatives, any other member of the Borrower Affiliated Group, Target or their respective representatives, or (after consultation with you) any other source, to any potential lender, participant or assignee, on a confidential basis and subject to reasonable confidentiality provisions requested by you; (c) to make available, at reasonable times, the relevant management personnel related to the proposed Financing or operations of the Borrower Affiliated Group and Target for meeting with potential syndicate members upon reasonable notification; (d) to permit the Arranger to publicize information in respect of this facility (including the Agent's and the Arranger's role in the structuring and the proposed financing thereof) subject to your prior reasonable approval of the form and content thereof; and (e) that prior to or after the execution of the definitive documentation for the Facilities, the Bank reserves the right to syndicate all or any portion of its commitment hereunder to one or more financial institutions after consultation with you and the Arranger, and so long as no default has occurred and is continuing under the Loan Agreement, you shall have the right to be reasonably satisfied with such financial institutions (such approval not to be unreasonably withheld or delayed). You agree that, prior to and during the syndication of the Facilities, you will not permit any offering, placement or arrangement of any competing issues of debt securities (other than the Subordinated Debt) or commercial bank facilities of the Borrower Affiliated Group without the prior written consent of the Agent and the Arranger.

Assignments/
Participations:   Each member of the Bank Group shall have the right to assign or participate any portion of its commitment amount to other institutional lenders, provided that (i) with respect to assignments only, the Agent, and so long as no default has occurred and is continuing, the Borrower, shall have the right to approve any assignee, which approvals may not be unreasonably withheld, and (ii) each assignee and participant shall have a commitment amount of at least $2,500,000. No such assignment or participation shall entitle the purchaser to a greater payment than the seller would have been entitled to receive under the increased costs and tax provisions of the credit documentation.

Use of
Proceeds of
the Loans: The proceeds of the Loans may be used for the following purposes: (i) to refinance the existing indebtedness of the Borrower to Fleet National Bank (and a syndicate of banks for which Fleet National Bank serves as agent), the existing 15% senior subordinated notes of the Borrower and the indebtedness of Target; (ii) to effectuate the Merger Transactions (including payment of transaction costs relating thereto); and (iii) the general corporate purposes of the Borrower and its Subsidiaries and to finance their working capital needs and permitted acquisitions.

Closing Date:     On or before September 30, 2000, or such later date as may be mutually agreed upon (the "Closing").

Maturity:

Revolving
Loans: The Revolving Loans will mature and will be payable in full five years after the Closing. Subject to the Section entitled "Mandatory Prepayments" below, there will be no required amortization of principal of the Revolving Loans prior to maturity. Swingline loans in a maximum amount of $7,500,000 will be made by the Bank subject to the terms of the Loan Agreement (and the availability under the Revolving Loans will be reduced by outstanding Swingline loans). Swingline loans made by the Bank will be settled with the Bank on a weekly basis.

Term Loan A:      Term Loan A will mature and will be payable in full
                  five years after the Closing. Term Loan A will amortize quarterly (in arrears) in accordance with the following annual schedule:

                              Year After         Aggregate Annual
                                Closing            Amortization

                                   1                 $10,000,000
                                   2                 $15,000,000
                                   3                 $20,000,000
                                   4                 $25,000,000
                                   5                 $30,000,000



                  The foregoing schedule is subject to the "Mandatory Prepayment" Section below.

Term Loan B:      Term Loan B will mature and will be payable in full
                  seven years after the Closing. Term Loan B will amortize quarterly (in arrears) in accordance with the following annual schedule:

                              Year After         Aggregate Annual
                                Closing            Amortization

                                   1                   $1,500,000
                                   2                   $1,500,000
                                   3                   $1,500,000
                                   4                   $1,500,000
                                   5                   $1,500,000
                                   6                  $71,250,000
                                   7                  $71,250,000

Pricing: The Revolving Loans and the Term Loans will bear interest at either the Agent's Prime Rate plus the Applicable Prime Rate Margin or, at the Borrower's election, the LIBOR rate (reserve adjusted) plus the Applicable LIBOR Margin, each as determined by the Agent from time to time.

                  For purposes of this Section, the following terms have the following meanings:

                  "Prime Rate": The greater of (i) the Agent's "Prime Rate" as announced from time to time, and (ii) 50 basis points plus the federal funds effective rate, as customarily determined by the Agent.

                  "Applicable Prime Rate Margin" and "Applicable LIBOR Margin":
                  The Applicable Prime Rate Margin and the Applicable LIBOR Margin for Revolving Loans and Term Loan A shall be determined for each Rate Period in accordance with Table 1 below. The Applicable Prime Rate Margin and the Applicable LIBOR Margin for Term Loan B shall be determined for each Rate Period in accordance with Table 2 below.

                  "Rate Period" means the period beginning on the second business day following delivery to the Agent of the Borrower Affiliated Group's quarterly financial statements and ending on the day on which the next such financial statements are delivered.

                                               Table 1

                                   Revolving Loans and Term Loan A

                    Ratio of Total Funded Debt        Applicable   Applicable
                    to EBITDA (see Financial          Prime Rate    LIBOR
                    below)                             Margin       Margin

                    a)   greater than 4.5 to 1          2.00%       3.25%

                    b)   less than or equal to 4.5 to   1.75%       3.00%
                         1 but greater than 4.0 to 1

                    c)   less than or equal to 4.0 to   1.50%       2.75%
                         1 but greater than 3.5 to 1

                    d)   less than or equal to 3.5 to   1.25%       2.50%
                         1 but greater than 3.0 to 1

                    e)   less than or equal to 3.0 to   1.00%       2.25%
                         1


                                              Table 2

                                             Term Loan B

                                                     Applicable    Applicable
                    Ratio of Total Funded Debt       Prime Rate    LIBOR
                    to EBITDA(see Financial            Margin      Margin
                    Covenants (below)

                    a)    greater than 4.50 to 1         2.50%       3.75%

                    b)    less than or equal to 4.50     2.25%       3.50%
                          to 1

                  For purposes of determining the Applicable Prime Rate Margin and the Applicable LIBOR Margin for Revolving Loans and Term Loan A, the ratio of Total Funded Debt to EBITDA will be tested quarterly, with EBITDA being measured on a rolling four quarter basis.

                  Subject to the availability of funds, the Borrower may elect LIBOR borrowings for periods of one, two, three or six months, provided that at no time may there be more than eight LIBOR advances outstanding. LIBOR borrowings shall be in increments of not less than $250,000. Interest on Prime Rate Loans shall be payable monthly in arrears and interest on LIBOR Loans shall be payable on the last day of the interest period relating thereto, or if any interest period is longer than three months, on the last day of each three-month period following the beginning of such interest period and on the last day thereof. All interest shall be computed on the basis of a 360 day year and the actual number of days elapsed.

                  Upon the occurrence and during the continuance of any event of default, all interest rates and letter of credit fees will accrue at 2% per annum above the otherwise applicable rate.

                  All payments of principal, interest, fees, costs and expenses due to the Agent or the Bank under the Loan Agreement may be paid by the Agent by making an advance under the Revolving Loans or by debiting any account of the Borrower with the Agent.

Interest Rate
Protection:       Within 60 days after the Closing, the Borrower will be
                  required to enter into and maintain interest rate protection arrangements on $100,000,000 of the Loans, which such arrangements shall be in form and substance reasonably satisfactory to the Agent and the Bank in all respects. All interest rate protection agreements will constitute security for the Loans.

Mandatory
Prepayments:      The Borrower shall be required to make mandatory prepayments of the Loans as follows:

                  (i) an amount equal to 100% of the net proceeds received by any member of the Borrower Affiliated Group from the sale or other disposition of all or any portion of its assets, except for (x) sales of inventory in the ordinary course of business, (y) sales of assets not in the ordinary course of business in an aggregate amount in any fiscal year not to exceed an amount to be determined, provided that such sales are at fair market value and the proceeds thereof are reinvested within 180 days after receipt, and (z) certain other carveouts consistent with the Borrower's existing credit agreement;

                           (ii) 100% of the net proceeds received from the issuance of debt (excluding certain permitted debt) by any member of the Borrower

                           Affiliated Group and 50% of the net proceeds received from the issuance of equity by the Borrower (other than (w) equity or debt issued in connection with the Merger Transactions, (x) equity or debt in connection with any permitted acquisition, (y) equity issued in connection with any benefit or option plan of the Borrower, and (z) certain other carveouts consistent with the Borrower's existing credit agreement); and

                  (iii) 75% of excess cash flow of the Borrower, as determined based upon the annual audited financial statements of the Borrower, provided that such 75% shall be reduced to 50% for any fiscal year in which the ratio of Total Funded Debt to EBITDA for the four consecutive fiscal quarters ending at the end of such fiscal year is less than 3.5 to 1.0.

                  Mandatory Prepayments shall be applied ratably (based on outstandings at the time of prepayment) to the outstanding installments of Term Loan A and Term Loan B, and with respect to each Term Loan, shall be applied to outstanding installments pro rata, provided that holders of Term Loan B shall have the right, until Term Loan A is paid in full, to reject any Mandatory Prepayment of Term Loan B (in which case such amounts will be applied to Term Loan A). Once the Term Loans are paid in full, Mandatory Prepayments shall be applied to Revolving Loans outstanding at such time, without any required reduction in commitment amount. Mandatory prepayments of Base Rate Loans shall be made without any premium or penalty. Mandatory prepayments of LIBOR Loans shall be made without premium or penalty but shall be accompanied by any "breakage" prepayment amount specified in the Loan Agreement.

Voluntary
Prepayments:      The Borrower may prepay, in whole or in part, upon 5 days'
                  prior written notice to the Bank, outstanding amounts under the Loans, provided that such prepayments shall be in an amount equal to $500,000 or an integral multiple thereof.
                  Additionally, upon 7 days' prior written notice to the Bank, the Borrower may, at its option, permanently reduce (without premium or penalty) the aggregate unutilized commitments under the Revolver in part (in minimum principal amounts to be agreed) or in whole. Any such reductions shall be applied to the Revolving Credit Commitments pro rata. Voluntary prepayments of Prime Rate Loans may be made without premium or penalty. Voluntary prepayments of LIBOR Loans shall be accompanied by any "breakage" prepayment amount specified in the Loan Agreement. Voluntary partial prepayments of the Term
                  Loans shall be applied in the same manner as Mandatory
                  Prepayments are applied.

Cancellation:     The Borrower shall have the right, upon 7 days' prior written notice to the Bank, to cancel the undrawn portion of the facilities in whole or in part, provided that any partial cancellation shall be in a minimum amount of $1,000,000 and integral multiples of $500,000.

Guaranties:       All direct and indirect subsidiaries of the Borrower, now
                  existing or hereafter acquired, will be required to guaranty the Loans and other obligations on a joint and several basis, except for excluded foreign subsidiaries consistent with the Company's existing credit agreement.

Collateral:       The Borrower Affiliated Group will provide the following
                  security for the Loans pursuant to documentation reasonably satisfactory to the Agent and the Bank:

                  1) A perfected first-priority lien on and security interest in all property of the Borrower Affiliated Group, whether now owned or hereafter acquired, both tangible and intangible, and all proceeds thereof, including, without limitation, all accounts receivable, inventory, plant, machinery, equipment, general intangibles (including contract rights and all intellectual property such as trademarks, tradenames, service marks and patents) and fixtures, except for assets as to which the Agent shall have determined in its reasonable judgment that the costs of obtaining such a lien and security interest are excessive in relation to the value of the security to be afforded thereby and other carveouts consistent with the Borrower's existing credit agreement. The Borrower shall agree (i) not to grant a lien in its motor vehicles to any other party, and (ii) not to enter into any agreement with any other party which prohibits the Borrower from granting a lien in its motor vehicles to the Agent.

                           2) A perfected first-priority mortgage on and security interest in the fee interest in each of the real properties owned by the Borrower Affiliated Group, and a perfected first-priority mortgage on and security interest in the leasehold interest in each of the material real properties leased by the Borrower Affiliated Group including a perfected first priority assignment of all rents, issues and profits from such leased properties (such properties being referred to individually as a "Real Estate Collateral Property" and collectively as the "Real Estate Collateral Properties"). The holder of landlord's leasehold interest and any mortgagee of a fee interest in any of the leased facilities shall be required to recognize the leasehold interest of the applicable member of the Borrower Affiliated Group and the Agent's leasehold mortgage interest by documents reasonably satisfactory to the Bank in form and substance. In addition, each lease shall be delivered to the Agent. With respect to any owned properties, the Agent reserves the right to require customary diligence and title insurance in the definitive loan documentation. The Borrower shall provide the Agent with a landlord waiver reasonably satisfactory in form and substance to the Agent in each of its leased locations not subject to a leasehold mortgage. Obligations of the Borrower under this paragraph shall require the Borrower to use its commercially reasonable efforts.

                  3) A perfected, first-priority pledge of the voting stock of each subsidiary of the Borrower (or to the extent such a pledge by the Borrower or any of its subsidiaries of a foreign subsidiary would create a United States "deemed dividend" withholding problem, then only 65% of the stock of such foreign subsidiary will be required to be pledged).

                  The Revolving Loan Facility and the Term Loan Facilities (including any interest rate protection arrangements) will be fully cross-collateralized and cross-defaulted.

                  The Agent will require periodic field examinations of the collateral and examinations of the Borrower Affiliated Group at the Borrower's expense, provided that unless an event of default has occurred and is continuing, the Agent will not conduct more than one field examination in any fiscal year.

                  The Agent shall have received full releases and/or terminations of any existing mortgages or other security interests held by any other party against the Target prior to Closing. The Agent shall also have received evidence of the completion of all necessary filings and recordings against all real and personal property of the Borrower Affiliated Group, including, without limitation, UCC-1 filings.

Initial Fee:      See attached Fee Letter.

Agent's Fee:      See attached Fee Letter.

Commitment
Fee: With respect to the Revolving Loans, the Borrower shall pay to the Agent, for the ratable account of the Bank Group, a commitment fee calculated at the rate of 0.50% on the average daily amount, during each fiscal quarter or portion thereof from the Closing to the maturity of the Revolving Loans, by which the Revolving Credit Commitment then in effect exceeds the outstanding amount of Revolving Loans during such calendar quarter (the "Commitment Fee").

Letter of
Credit Fees:      For each standby letter of credit, a per annum fee, payable in advance for the ratable account of the Bank Group at a per annum rate equal to the Applicable LIBOR Margin for Revolving
                  Credit Loans, as determined by the pricing grid, multiplied by the face amount of such standby letter of credit. In addition, a fronting fee shall be payable in advance to the Issuer
                  (as defined below), solely for its account, equal to 1/4% of the face amount of the applicable standby letter of credit.
                  In addition, standard documentary processing and other fees shall be payable to the Issuer solely for its account when customarily charges by the Issuer.

                  The Issuer shall be Fleet National Bank or another lender to be determined (or if neither elect to so issue any particular Letter of Credit, any other Bank selected by the Borrower and reasonably acceptable to the Agent).

Financial
Covenants:        The following financial covenants of the Borrower Affiliated
                  Group, with ratios to be determined, will be included in the Loan Agreement, in addition to other non-financial covenants, representations and warranties which are customarily included in a credit facility relating to transactions of this type:

                  o   Maximum Total Funded Debt to EBITDA
                  o   Minimum Fixed Charge Coverage Ratio
                  o   Minimum EBITDA
                  o   Minimum EBITDA to Interest Ratio

Additional
Covenants:        The Loan Agreement shall include such other covenants as are customary in the Agent's financing documents and transactions of this type, including, without limitation, limitations
                  (consistent with the Borrower's existing credit agreement) on: (i) the incurrence of additional indebtedness, (ii) liens other than those approved by the Bank Group, (iii) types and amounts of investments, (iv) stock redemptions or repurchases, dividends, distributions, management fees and other restricted payments to shareholders, (v) change of ownership or control,
                  (vi) transactions with affiliates, (vii) acquisitions, mergers, asset sales (other than sales of inventory in the ordinary course of business and other fair market value sales not to exceed, annually, an amount to be determined) and capital expenditures, and (viii) other matters consistent with the Borrower's existing credit agreement.

Financial
and other
Reporting:        The Borrower will provide the Agent (which will in turn
                  furnish to each Bank) with the following financial and other reports:

                  1) Within 90 days after the end of each fiscal year, annual audited financial statements for such fiscal year and the prior fiscal year, prepared in accordance with GAAP and certified by a "Big-5" accounting firm for the Borrower Affiliated Group on a consolidated basis, together with the accountant's management report and a written statement by such accountants of no knowledge of any financial covenant default and a covenant compliance certificate prepared and certified by the chief financial officer (such statement by the accountants to be consistent with the Borrower's existing credit agreement).

                  2) Within 45 days after the end of each of the first three fiscal quarters of the Borrower Affiliated Group, quarterly unaudited financial statements for such fiscal quarter and for the portion of the fiscal year then ended, with comparisons to the prior fiscal year, prepared in accordance with GAAP (subject to year-end adjustments, none of which shall be materially adverse, and without footnotes) for the Borrower Affiliated Group on a consolidated basis, along with a covenant compliance certificate prepared and certified by the chief financial officer.

                  3) Within 30 days after the end of each fiscal month, monthly unaudited financial statements for such month and for the portion of the fiscal year then ended, with comparisons to the prior fiscal year, prepared in accordance with GAAP (subject to year-end adjustments, none of which shall be materially adverse, and without footnotes) for the Borrower Affiliated Group on a consolidated basis.

                  4) Within 30 days after the start of each fiscal year, pro-forma quarterly projections for the Borrower Affiliated Group for such fiscal year in a form reasonably acceptable to the Agent.

                  5) Within 90 days after the Closing, a consolidated opening balance sheet of the Borrower Affiliated Group, dated as of the day of the Merger Transactions (and after giving effect thereto), reflecting actual figures for the Borrower Affiliated Group after the consummation of the Merger Transactions, prepared by the chief financial officer of the Borrower and reviewed by PriceWaterhouse Coopers. Such balance sheet shall not differ in any material respect from the pro-forma balance sheet furnished to the Agent and the Bank prior to Closing.

                  6) Other financial and non-financial information and reports regarding the business and assets of the Borrower Affiliated Group as may be reasonably required by the Agent or the Bank Group, consistent with the Borrower's existing credit agreement.

Permitted
Acquisitions:     Defined reasonably consistent with the Borrower's existing credit agreement, with specific baskets to be determined.

Insurance:        The loan documents shall provide for such insurance coverage as the Agent may reasonably require from time to time in amounts and from companies reasonably acceptable to the Agent.
                  The policies shall contain the proper mortgagee, additional insured and loss payee clauses. All policies shall contain a provision requiring at least 30 days' advance notice to the Agent before any policy cancellation or modification (10 days' in the event of cancellation for non-payment).

Cash
Management:       The Borrower Affiliated Group shall have opened an operating account with the Agent.

Events of
Default: The Loan Agreement shall include customary events of default (subject to grace periods consistent with the Borrower's existing credit agreement), including, without limitation, defaults based upon late payment, misrepresentations, covenant breach, bankruptcy or insolvency, problems relating to ERISA, judgments, change of ownership or control, cross default provisions and other defaults consistent with the Borrower's existing credit agreement.

Voting
Rights: Majority Banks must approve waivers and amendments, except waivers and amendments customarily requiring unanimous consent, including without limitation increases in any lender's loans or commitments, reductions in principal, or, on a tranche basis, interest rates or fees, postponement of any scheduled or otherwise required payment date of principal, interest or fees, extensions of any maturity date, release of any substantial part of the collateral, release of any guarantor or change to the definition of Majority Banks, will require the consent of 100% of the Bank Group. Majority Banks shall mean lenders holding at least 51% of the outstanding Loans and unused Commitments. Amendments affecting the rights or obligations of the Agent shall require the consent of the Agent.

Other
Conditions
Precedent:        The Bank's obligations to perform under this letter are
                  subject to additional customary conditions in transactions of this type, including without limitation, the following:

                  1) The Agent and the Arranger shall have received audited and unaudited financial statements (including notes thereto, if any) of the Borrower and the Target and pro forma financial statements of the Borrower, in each case as would be required under Regulation S-X under the Securities Exchange Act of 1934 of a registrant on Form S-1 under the Securities Act of 1933, including, in any event, the audited financial statements of Target for the fiscal year ended June 30, 2000.

                  2) A review of the assets of Target and its subsidiaries, and an examination to be completed by the Agent's field examiners, provided that the results of such examination shall not prevent the Closing or funding of the Loans. In addition, the Agent and the Arranger shall be reasonably satisfied with the result's of their counsel's confirmatory legal due diligence with respect to Target.

                  3) Opening pro-forma balance sheet reflecting all of the transactions contemplated by the Facilities and the Merger Transactions, prepared in accordance with GAAP and reviewed by the Borrower's accountant.

                  4) Reasonably satisfactory evidence that, after giving effect to the Merger Transactions, the Borrower's pro forma EBITDA for the most recently available twelve month period, as determined in accordance with GAAP, is at least equal to $70,000,000 and reasonably satisfactory evidence that Target's pro forma EBITDA for the most recently available twelve month period and for the twelve month period ending June 30, 2000, as determined in accordance with GAAP, is at least equal to $33,700,000. For purposes hereof, EBITDA is defined as operating income plus depreciation and amortization and excludes one-time expenses related to the Merger Transactions to the extent such expenses are required to be expensed prior to the Closing and are reasonably acceptable to the Agent and the Arranger; provided that the following pro forma adjustments shall be taken into account: (x) $2,700,000 of cost savings relating to the Borrower's acquisition of J.A. Sexauer, Inc. and (y) $2,000,000 of expenses relating to Target's start-up of its National Distribution Center ($1,000,000 of which have been incurred prior to the June 30, 2000). The Agent and the Arranger shall be reasonably satisfied with all adjustments and add-backs to such pro forma EBITDA, including those set forth in clauses (x) and
                           (y) of the preceding sentence. The Agent and the Arranger shall have the right to request a review (such review to include procedures as reasonably requested by the Agent and the Arranger and, in the case of the Borrower only, only with respect to adjustments to the Borrower's pro forma EBITDA) be performed by PriceWaterhouse Coopers with respect to each of the trailing 12 month periods referred to above for the Borrower and the Target.

                  5) Reasonably satisfactory evidence that, after giving effect to the Merger Transactions, the Borrower's pro forma ratio of Total Funded Debt to pro forma EBITDA for the latest twelve month period ended June 30, 2000, as determined on a consolidated basis (including Target) in accordance with GAAP, does not exceed 4.85 to 1.0.

                  6) All necessary waivers and/or consents to the Merger Transactions and the Facilities and Collateral shall have been obtained.

                  7) Receipt of reasonably satisfactory evidence that the Borrower, individually, and the Borrower and each other member of the Borrower Affiliated Group on a consolidated basis, is solvent, and will be solvent after giving effect to the Facilities and the Merger Transactions, including delivery of a solvency certificate by the Borrower, individually, and the Borrower and each other member of the Borrower Affiliated Group on a consolidated basis.

                  8) There being no order or injunction or other pending or threatened (in writing) litigation which, if adversely determined, could reasonably be expected to have a material adverse effect on the

                           Borrower Affiliated Group taken as a whole or on their ability to perform their obligations under the loan documents or on the Agent's or the Bank's rights in respect thereof or their ability to exercise such rights.

                  9) There shall be no funded debt of the Borrower Affiliated Group as of the Closing, other than the Facilities, the subordinated debt from Fleet Corporate Finance, Inc. and other institutional investors, the scheduled indebtedness under the Borrower's existing credit agreement and certain other permitted scheduled indebtedness.

                  10) Consistent with the Borrower's existing credit agreement, the Loan Agreement will contain representations and warranties of the Borrower (including, without limitation, representations and warranties relating to legal, tax and environmental matters), rates and charges, covenants of the Borrower Affiliated Group and events of default (which, in each case, must be reasonably satisfactory to the Agent and the Bank) which will permit the Agent or the Bank Group to accelerate the maturity of the debt and pursue its or their legal remedies under the loan documents if such events occur, and closing conditions, including delivery of legal opinions (corporate and real estate) of independent counsel to the Borrower Affiliated Group, each in form and substance reasonably satisfactory to the Agent. The liens granted under the loan documents will be required to be perfected as of the Closing, subject to any exceptions set forth therein, consistent with the Borrower's existing credit agreement.

                  11) The Loan Agreement will contain provisions permitting the Bank Group to increase the fees or interest payable by the Borrower if governmental reserve requirements applicable to the Loans are increased or in connection with the Loans constituting a highly leveraged transaction, consistent with the Borrower's existing credit agreement.

                  12) The receipt of the fees described in the Fee Letter and due on the closing date.

                  13) Reasonably satisfactory corporate and capital structure, including formation of Newco by the Borrower, a minimum cash equity contribution of $95,000,000 from the Investor Group, the consummation of $90,000,000 of subordinated debt from Fleet Corporate Finance, Inc. and other institutional investors, and the consummation of the merger of Target into Newco, with Target being the surviving corporation, in each case on terms reasonably

                                      -20
                           satisfactory to the Agent and the Arranger. The Agent shall be reasonably satisfied in all respects with the documentation entered into in connection with the Merger Transactions and no material conditions contained therein shall have been waived or amended without the consent of the Agent and the Bank, which consent will not be unreasonably withheld or delayed), and each of the Merger Transactions (other than the Financing) shall have been consummated.

                  14) The Borrower shall have received senior secured credit ratings from Moody's and Standard & Poors, respectively.

                  15) The absence of any default or event of default under the Loan Agreement. The representations and warranties contained in the Loan Agreement and other loan documents shall be true and correct as of the Closing, and thereafter, shall be required to be true and correct in all material respects.


Expenses:         Consistent with the Borrower's existing credit agreement, the
                  Borrower Affiliated Group shall reimburse the Agent, the Arranger and the Bank for all reasonable expenses incurred by the Agent, the Arranger and the Bank relating to the transactions contemplated herein (in connection with the closing, syndication, and administration of the Loans), including but not limited to, syndication expenses, and reasonable legal fees of a single law firm (and any necessary local counsel), appraisal fees and audit and exam fees, regardless of whether or not the financing contemplated herein is ultimately consummated. Such expenses will be payable at Closing or on such date as the Agent, the Arranger and the Bank determine in their commercially reasonable judgment, exercised in good faith, that the transaction referred to herein will not be consummated. Further, in consideration of the commitment contained herein, you agree to pay to the Agent and the Arranger the fees described in the attached fee letter
                  (the "Fee Letter") on the dates and in the amounts provided therein and on the terms provided therein.

Indemnification:  The Borrower Affiliated Group will indemnify and hold the
                  Agent, the Arranger, the Bank, our respective affiliates and our respective shareholders, directors, agents, officers, and subsidiaries harmless from and against any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, and reasonable costs and expenses actually incurred, suffered, sustained or required to be paid by an indemnified party by reason of or resulting from the transactions contemplated hereby or which otherwise arise in connection with the financing, unless directly caused by the gross negligence or willful misconduct of the Agent, the Arranger or the Bank, as applicable. In litigation, or the preparation therefor, the Bank, the Agent and the Arranger shall be entitled to select their own counsel, and, in addition to the foregoing indemnity, you agree to pay promptly the reasonable fees and expenses of such counsel. The Loan Agreement shall contain similar indemnification provisions which shall survive the termination of the Loan Agreement.

Governing
Law:              State of New York.

Confidentiality:  You agree that this letter is for your confidential use only and that it will not be disclosed by you to any person (included any lender bidding for the financing contemplated by this letter) other than (i) any of your employees, officers, directors, partners, accountants, attorneys, and other advisors, (ii) Target, its board of directors (and any committee thereof), employees, officers, accountants, attorneys (including any advisors for its board of directors or any committee thereof) and other professional advisors and
                  (iii) each member of the Investor Group and their respective advisors, and then in each case only in connection with the transactions contemplated hereby and on a confidential basis, except (a) upon the order of any court or administrative agency, (b) upon the request or demand of any regulatory agency or authority, (c) to the extent that such information has been publicly disclosed, other than as a result of a disclosure by either because the information became available to you on a non-confidential basis or is generally available to the public, or (d) otherwise as required by law or any rules of any applicable stock exchange.

         If the foregoing terms and conditions are satisfactory to you, please sign the enclosed copy of this letter and the related Fee Letter and return them to our attention at the Bank no later than 5:00 p.m. on July 10, 2000. Failure to return the signed copy of this letter and the Fee Letter by that date will result in termination of the offer of financing contained herein. This letter, once signed by all the parties hereto, shall supersede all of our prior discussions with and writings to you regarding the subject of this letter. This commitment shall expire if the Facilities are not closed by November 7, 2000.

         Parthenon shall be automatically released from all of its obligations and liabilities under this letter upon the consummation of the Merger, the payment of all fees and other amounts owing at Closing to the Arranger, the Agent and the Bank and the making of the initial borrowing under the Facilities.

         We appreciate the opportunity to provide this financing, and we look forward to working with you.

                                          Very truly yours,

                                          FLEET NATIONAL BANK


                                          By: /s/ Timothy G. Clifford
                                            ----------------------------------
                                                Timothy G. Clifford
                                                Title:  Director


                                          FLEETBOSTON ROBERTSON STEPHENS INC.


                                          By: /s/ Thad D. Johnson
                                            ----------------------------------
                                                Thad D. Johnson
                                                Title:  Director

Accepted and agreed to this
____ day of July __, 2000:

PARTHENON INVESTORS L.P.


By: /s/ Ernest K. Jacquet
   -----------------------------
    Title: Managing Partner



WILMAR INDUSTRIES, INC.


By:  /s/ William Sanford
   -----------------------------
     Title: Senior Vice President